July 17, 2019	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Ganley

Senior Counsel

Re:	Nuveen AMT-Free Municipal Credit Income Fund (the “Registrant”);
File No. 333-232098

To the Commission:

On behalf of Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. in two separate phone calls on July 10, 2019 with respect to Registrant’s Registration Statement on Form N-14 filed on June 13, 2019 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed merger of Nuveen Connecticut Quality Municipal Income Fund (the “Target Fund”) with and into a wholly-owned subsidiary of Registrant (the “Merger”). Registrant and Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and Registrant’s responses. Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Question & Answer Section

(1)

Comment:    In the answer to the question “Why has each Fund’s Board recommended the Proposal?” in the Q&A Section, in the fourth bullet please clarify that net operating expenses do not include the cost of leverage.

Response: Registrant has revised the answer to clarify that net operating expenses do not include the cost of leverage.

(2)

Comment:    In the answer to the question “How will preferred shareholders be affected by the Merger?” in the Q&A Section, please consider revising the answer so that it is easier for shareholders to read.

Response:    Registrant notes that preferred shareholders are sophisticated institutional holders, generally held by one or a small number of holders. Registrant also desires to maintain consistency across multiple deals filed at or about the same time as the Registration Statement and multiple precedent deals. Accordingly, Registrant respectfully declines to make the requested change.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

July 17, 2019

(3)

Comment:    In the answer to the question “Do the Funds have similar investment objectives, policies and risks?” in the Q&A Section, please revise the answer so that it is easier for shareholders to read.

Response: Registrant has simplified the discussion and adopted a bullet point format.

(4)

Comment:    In the answer to the question “How will the Merger impact fees and expenses?” in the Q&A Section, please include an estimate of the expected increase in the annualized expense ratio, and clarify the difference between the annualized expense ratio and operating expenses per common share.

Response: Registrant has made the requested changes.

(5)

Comment:    In the answer to the question “Will the Merger impact distributions to common shareholders of the Target Fund?” in the Q&A Section, please clarify that there are no assurances that distribution rates will be higher post-Merger.

Response:    Consistent with past practices on similar Nuveen transactions, Registrant has added “if any” after the phrase “expected higher distribution rates” to clarify that higher distribution rates are not assured.

(6)

Comment:    Please revise the Q&A Section to include a separate question regarding the Special Cash Distribution so that the information is easier for shareholders to read and understand. Please also state why the distribution is being made, disclose the impact of the distribution and emphasize that the tax treatment of the Special Cash Distribution is not free from doubt.

Response: Registrant has moved the question regarding the Special Cash Distribution to a standalone question, has simplified the discussion and has added the additional suggested disclosures.

(7)

Comment:    In the answer to the question “Does the Merger constitute a taxable event for the Target Fund’s shareholders?” in the Q&A Section, please estimate any capital gains expected to be distributed in connection with pre-Merger portfolio realignment, if any.

Response: Registrant has added disclosure to the effect that no capital gains are expected to result from pre-Merger sales of securities due to the available capital loss carryforwards.

(8)

Comment:    In the answer to the question “What will happen if the required shareholder approvals are not obtained?” in the Q&A Section, please consider moving the statement with respect to the actions that each Board may take if shareholder approval is not obtained to the beginning of the paragraph.

U.S. Securities and Exchange Commission

July 17, 2019

Response: Registrant has moved the referenced sentence to the beginning of the paragraph.

Joint Proxy Statement/Prospectus

(9)	Comment: On page ii, please delete “with the Merger Sub continuing as the surviving company.”

Response: Registrant has made the requested changed in the Q&A Section.

(10)

Comment:    On pages ii-iii, please consider revising the disclosure regarding broker non-votes to account for the fact that there are no routine matters being proposed in the Joint Proxy Statement/Prospect.

Response: Registrant has “if any” following the reference to broker non-votes.

(11)

Comment:    On pages 2-4, please consider revising the sections titled “Special Cash Distribution” and “Material Federal Income Tax Consequences of the Merger” to make them easier to understand for shareholders and to emphasize that the tax treatment of the Special Cash Distribution is not free from doubt.

Response:    Registrant has made the requested changes in the Q&A section. However, Registrant believes that a complete discussion of the tax consequences is important and has retained the full disclosure in this section.

(12)

Comment:    Under “Comparative Risk Information” beginning on page 14, please emphasize those risk factors that differ between Registrant and the Target Fund (i.e., “Single State Risk” and “High Yield Securities Risk”) by moving them to the top of the bullet point list of risk factors.

Response: Registrant has moved “Single State Risk” and “High Yield Securities Risk” so that these risks are the first two bullet points under “Comparative Risk Information.”

(13)	Comment: In the “Comparative Fee Table” on pages 16-17, please remove footnote (1) containing the additional table comparing operating expenses.

Response: Registrant has made the requested change.

(14)

Comment:    Under the “Expected Costs of the Merger” sub-heading on pages 41-42, please explain the rationale for allocating Merger expenses to the Target Fund and include an estimated range of time for the Target Fund shareholders to recover the costs of the Merger as a result of the expected benefits.

Response:    Registrant has included disclosure regarding the methodology for determining the allocation of Merger expenses between the Funds. Additionally, Registrant has disclosed the per share costs of the Merger to Target Fund shareholders. Registrant believes such disclosure makes clear to shareholders the financial impact to

U.S. Securities and Exchange Commission

July 17, 2019

shareholders of the Merger costs. Registrant notes that the potential benefits of the Merger include objective and subjective factors, which are difficult to quantify in the form of an objective number and are subject to a number of assumptions. Registrant believes such information is misleading.

(15)

Comment:    Under “Capitalization” on pages 43-44, please provide information in the capitalization table as of a date within thirty (30) days of the filing date of Pre-effective Amendment No. 1 to the Registration Statement.

Response:    Item 4 of Form N-14 does not require the pro forma capitalization to be dated within 30 days of the filing of the Registration Statement. Registrant prepared the pro forma capitalization table as of April 30, 2019, the last annual or semi-annual period for which financial statements are available and in conformity with the other pro forma measurements in the Registration Statement. Although Item 14 of Form N-14 provides that pro forma financial statements need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within thirty days prior to the date of filing of the Registration Statement, the thirty day requirement in Item 14 does not relate to the pro forma capitalization. Registrant believes the April 30, 2019 presentation complies with the form requirements in all respects. At the request of the staff, Registrant has updated the capitalization table to a more current non-reporting period.

(16)	Comment: Under “Common Share Price Data,” please revise so that the table beginning on page 53 is presented on a single page.

Response:    Registrant has revised so that the Common Share Price Data table is presented on a single page.

(17)

Comment:    Under “Description of AMTP Shares to Be Issued by the Acquiring Fund” beginning on page 55, Registrant discloses that AMTP Shares of the Acquiring Fund to be issued pursuant to the Merger will be “substantially similar” to the outstanding AMTP Shares of the Target Fund. Please describe any material differences.

Response:    Registrant has made the requested change.

(18)

Comment:    Under the “Shareholder Voting” sub-heading beginning on page 57, please clarify when a super-majority vote is required to approve a merger, consolidation or dissolution of, or sale of substantially all of the assets by, Registrant.

Response:    Registrant has made the requested change

(19)

Comment:    In the Financial Highlights for the Acquiring Fund included as Appendix B to the Joint Proxy Statement/Prospectus, please clarify that information for 2019 is presented for the six months ended April 30, 2019 and include a footnote that such information is unaudited.

Response:    Registrant has made the requested change.

Part C

(20)	Comment: Please file the share issuance opinion and forms of tax opinions.

Response: Registrant has filed the share issuance opinion and forms of tax opinions as exhibits to Pre-effective Amendment No. 1 to the Registration Statement.

(21)

Comment:    In paragraph (3) under “Item 17. Undertakings,” please revise the undertaking to file the final tax opinions with the Commission by post-effective amendment to state that such opinions will be filed as soon as practicable after the Merger.

U.S. Securities and Exchange Commission

July 17, 2019

Response: Registrant has made the requested change.

Supplemental Responses

(22)

Comment:    For the staff’s information, please provide a supplemental explanation as to the purpose of the Merger Sub, and why the Target Fund is responsible for paying organizational and other expenses relating to the Merger Sub.

Response:    The combination of the Target Fund and Registrant has been structured as a statutory merger under Massachusetts law in order to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Massachusetts law does not provide for a statutory merger into a Massachusetts business trust, but does provide for a statutory merger into a limited liability company. Accordingly, Registrant has organized the Merger Sub, a limited liability company, as a direct, wholly-owned subsidiary of Registrant solely for purposes of effecting the Merger. Upon the completion of the Merger, the Merger Sub will distribute its assets to Registrant, and Registrant will assume the liabilities of the Merger Sub, in complete liquidation and dissolution of the Merger Sub under Massachusetts law. As part of the Merger, shareholders of the Target Fund will receive shares, and will become shareholders, of Registrant. The basis for the allocation of the expenses of the Merger is discussed in “Will shareholders of the Funds have to pay any fees and expenses in connection with the Merger?” in the Q&A Section.

(23)

Comment:    For the staff’s information, please provide a supplemental explanation as to why Series B MFP Shares and VRDP Shares, but not Series A MFP Shares or AMTP Shares, may be voted by the broker pursuant to New York Stock Exchange Rule 452.

Response:    New York Stock Exchange Rule 452 allows brokers to vote “auction rate preferred securities,” which are defined in footnote (*) to Rule 452 as preferred securities pursuant to which the dividend rate is established periodically by auction or remarketing at specified “reset periods.” Series B MFP Shares and VRDP shares are remarketed under this definition, while Series A MFP Shares and AMTP shares are not. Accordingly, Rule 452 allows brokers to vote Series B MFP Shares and VRDP Shares.

(24)	Comment: Please confirm that the Merger will not result in an acceleration of any deferred offering costs of the Target Fund’s outstanding preferred shares.

Response:    Registrant confirms that the Merger will not result in an acceleration of any deferred offering costs of the Target Fund’s outstanding preferred shares.

U.S. Securities and Exchange Commission

July 17, 2019

Please direct your questions and/or comments regarding this filing to Cody Vitello at (312) 609-7816 or the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder